Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

August 5, 2013

Mr. David Lin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Lin:

On July 2, 2013, we discussed your comments to certain Part III information in the Marlin Business Services Corp. (“Marlin”) Form 10-K, including the possible addition of an executive officer to the Named Executive Officers set forth in the Compensation Discussion and Analysis. In order to respond to these comments, Ed Dietz, Marlin’s General Counsel, and I have been engaged in an ongoing process of obtaining input from members of Marlin’s Board of Directors, who in turn have sought input from Marlin’s senior management. Obtaining such input required working around summer vacation schedules and Marlin’s regular business activities. Please be advised that Marlin will be filing an Amendment No. 2 on Form 10-K/A on or before August 13, 2013, which will contain the additional requested disclosure.

Please do not hesitate to call me at 888-479-9111, extension 4108, should you wish to discuss this further.

Sincerely,

/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	William Schroeder, Staff Accountant – Securities and Exchange Commission

James McKenzie – Morgan Lewis & Bockius LLP